EXHIBIT 99.1



ASSOCIATED ESTATES REALTY CORPORATION
THIRD QUARTER 2014 EARNINGS RELEASE

For Immediate Release	**For more information, please contact:**
Release Date: October 28, 2014	Jeremy Goldberg (216) 797-8715

ASSOCIATED ESTATES REALTY CORPORATION REPORTS
THIRD QUARTER AND YEAR-TO-DATE 2014 RESULTS
Increased Year-to-Date Same Community Revenue by 2.7%
Achieved Year-to-Date Same Community Average Occupancy of 96%
Delivered First Units At Dallas Development Project

Cleveland, Ohio - October 28, 2014 - Associated Estates Realty Corporation (NYSE, NASDAQ: AEC) announced today its financial results for the third quarter ended September 30, 2014.

"Our solid third quarter results demonstrate that we are taking the right steps to grow our business and deliver returns for shareholders," said Jeffrey I. Friedman, CEO and President. "We continue to focus on our fully funded development pipeline, which is progressing in line with our strategic plan. Associated Estates is well positioned in its markets and apartment fundamentals remain very positive. We are confident that the continued execution of our strategic plan is the best way to enhance value for all shareholders," Friedman continued.

Funds from Operations (FFO) for the third quarter of 2014 were $0.32 per common share (diluted), compared to $0.32 per common share (diluted) for the third quarter of 2013. Net income applicable to common shares was $3.4 million, or $0.06 per common share (diluted), for the quarter ended September 30, 2014. For the third quarter of 2013, net income applicable to common shares was $19.9 million, or $0.40 per common share (diluted), which included an $18.1 million gain associated with a property sale. There were no property sales during the third quarter of 2014.

Same Community Portfolio Results

Net operating income (NOI) for the Company's same community portfolio increased 2.7% for the third quarter of 2014 compared to the third quarter of 2013. Revenue increased 1.9%, while property operating expenses increased 0.7%. Average occupancy for the third quarter of 2014 was 95.4% compared to 95.7% for the third quarter of 2013.

Year-to-Date Performance

FFO for the nine months ended September 30, 2014 was $0.92 per common share (diluted), compared to $0.93 per common share (diluted) for the nine months ended September 30, 2013.

For the nine months ended September 30, 2014, net income applicable to common shares was $107.7 million, or $1.86 per common share (diluted), compared to net income applicable to common shares of $31.8 million, or $0.63 per common share (diluted), for the period ended September 30, 2013. Net income in the first three quarters of 2014 includes gains of $100.9 million, or $1.74 per common share (diluted), from the sale of four properties. Net income in the first three quarters of 2013 includes gains of $26.9 million, or $0.53 per common share (diluted), from the sale of two properties.



NOI year-to-date 2014 for the Company's same community portfolio increased 3.1% compared to the first three quarters of 2013. Revenue increased 2.7%, while property operating expenses increased 1.9%.

A reconciliation of net income attributable to the Company to FFO is included in the table at the end of this press release and in the Third Quarter 2014 Supplemental Financial Information furnished with this earnings release to the Securities and Exchange Commission on Form 8-K, and is available on the Investors section of the Company's website at AssociatedEstates.com. The Third Quarter 2014 Supplemental Financial Information provides additional financial information, including performance by region for the Company's portfolio.

Capital Markets Activity

As previously announced, on July 25, 2014, the Company amended its $150 million term loan. Among other modifications, the amendment extends the maturity date from January 3, 2018 to January 3, 2020, and reduces the interest rate spread across the pricing grid, with a current rate of LIBOR plus 140 basis points. PNC Bank, N.A. and Wells Fargo, N.A. are Co-Lead Arrangers of the term loan.

On October 1, 2014, the Company repaid a $24.5 million property specific mortgage. The Company has no remaining debt maturities in 2014 and $19.7 million maturing in 2015.

Quarterly Dividend on Common Shares

The Company previously announced it increased its dividend from $0.19 per share per quarter to $0.20 per share per quarter, effective with the dividend payable on November 3, 2014. This represents a 5.3 percent increase to the dividend.

"Our modified term loan provides a more favorable pricing grid and further extends our maturity duration, which increases our financial flexibility," said Lou Fatica, Senior Vice President, Treasurer and Chief Financial Officer. "Our quarter over quarter fixed charge coverage ratio improved from 2.8 times to 3.4 times, or 21%. Additionally, after recently increasing the dividend by more than five percent, our payout ratio remains one of the lowest in the sector. We are pleased with our improving cash flow which has enabled us to reward our shareholders with a growing dividend," Fatica added.

Development Update

Cantabria at Turtle Creek, the Company's 249-unit development in Dallas, TX, has begun unit deliveries and approximately 20% of the units have been leased. Construction is expected to be completed in the first quarter of 2015 and stabilization is expected in the second quarter of 2015. Full details relating to all of the Company's developments can be found on page 12 of the Third Quarter 2014 Supplemental Financial Information.

2014 Outlook

The Company has maintained its full-year FFO and same community operating performance guidance ranges. Additional detailed assumptions relating to the Company's guidance can be found on page 22 of the Third Quarter 2014 Supplemental Financial Information.



Upcoming Events

The Company will participate in REITWorld 2014, NAREIT's Annual Convention, being held from Wednesday, November 5 through Friday, November 7 at the Atlanta Marriott Marquis. Members of the Company's management team will be hosting scheduled meetings with investors throughout the conference. A copy of all presentation materials will be accessible, beginning November 5, in the Investors section of the Company's website at AssociatedEstates.com.

Conference Call

A conference call to discuss the Company's third quarter results will be held on October 29, 2014, at 2:00 p.m. Eastern. To participate in the call:

Via Telephone: The dial-in number is (855) 233-8223, and the conference ID is 2107576. An operator will ask you for the conference ID. The call will be archived through November 13, 2014. The dial-in number for the replay is (855) 859-2056.

Via the Internet (listen only): Access the Investors section of the Company's website at AssociatedEstates.com. Please log on at least 15 minutes prior to the scheduled start time in order to register, download and install any necessary audio software. Select the "Third Quarter 2014 Earnings Conference Call" link. The webcast will be archived for 90 days.

About Associated Estates

Associated Estates is a real estate investment trust and a member of the S&P 600, Russell 2000, and MSCI US REIT Indices. The Company is headquartered in Richmond Heights, Ohio. Associated Estates' portfolio consists of 58 apartment communities containing 15,506 units located in 10 states, which include three committed acquisitions with 1,026 units that are being managed during lease-up and five apartment communities with 1,446 units in various stages of active development. For more information about the Company, please visit its website at AssociatedEstates.com.

FFO is a non-Generally Accepted Accounting Principle measure. The Company generally considers FFO to be a useful measure for reviewing the comparative operating and financial performance of the Company because FFO can help one compare the operating performance of a company's real estate between periods or to different REITs. A reconciliation of net income attributable to the Company to FFO is included in the table at the end of this press release and in the Third Quarter 2014 Supplemental Financial Information included with this earnings release and furnished to the Securities and Exchange Commission on Form 8-K.



Safe Harbor Statement

This news release contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on certain assumptions, as well as current expectations, estimates, projections, judgments and knowledge of management, all of which are subject to risks, trends and uncertainties that could cause actual results to vary from those projected. Factors which may cause the Company's actual results or performance to differ materially from those contemplated by forward-looking statements include, without limitation, those described under the heading "Risk Factors" in the Company's Annual Report on Form 10-K and in other filings with the Securities and Exchange Commission, and the following: changes in the economic climate in the markets in which the Company owns and manages properties, including interest rates, the overall level of economic activity, the availability of consumer credit and mortgage financing, unemployment rates and other factors; risks of a lessening of demand for the multifamily units owned by the Company; competition from other available multifamily units, single family units available for rental or purchase, and changes in market rental rates; the failure of development projects or redevelopment activities to achieve expected results due to, among other causes, construction and contracting risks, unanticipated increases in materials and/or labor, and delays in project completion and/or lease-up that result in increased costs and/or reduce the profitability of a completed project; the results of litigation involving the Company; and risks associated with property acquisitions and dispositions, such as failure to achieve expected results. Readers should carefully review the Company's Annual Report on Form 10-K for the year ended December 31, 2013, and the other documents the Company files from time to time with the Securities and Exchange Commission. These forward-looking statements reflect management's judgment as of this date, and the Company assumes no obligation to revise or update them to reflect future developments or circumstances.



ASSOCIATED ESTATES REALTY CORPORATION

Financial Highlights

(in thousands, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2014	2013	2014	2013
Total revenue	$ 48,207	$ 46,069	$ 145,824	$ 132,409
Net income attributable to AERC	$ 3,418	$ 19,993	$ 108,038	$ 31,977
Add: Depreciation - real estate assets	14,272	13,456	43,419	38,941
Amortization of intangible assets	928	651	2,910	2,996
Less: Gain on disposition of properties	—	(18,072)	(100,870)	(26,868)
Funds from Operations (FFO) [1]	$ 18,618	$ 16,028	$ 53,497	$ 47,046
Add: Depreciation - other assets	579	539	1,629	1,627
Amortization of deferred financing fees	471	477	1,402	1,541
Less: Recurring fixed asset additions	(3,027)	(3,930)	(8,073)	(9,141)
Funds Available for Distribution (FAD) [2]	$ 16,641	$ 13,114	$ 48,455	$ 41,073
Per share:				
Funds from Operations - diluted [1]	$ 0.32	$ 0.32	$ 0.92	$ 0.93
Dividends per share	$ 0.19	$ 0.19	$ 0.57	$ 0.57
Weighted average shares outstanding - basic	57,531	49,949	57,456	49,816
Weighted average shares outstanding - diluted	58,033	50,267	57,928	50,376



(1) The Company defines FFO in accordance with the definition adopted by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"). This definition includes all operating results, both recurring and non-recurring, except those results defined as "extraordinary items" under generally accepted accounting principles ("GAAP"), adjusted for depreciation on real estate assets and amortization of intangible assets, and excludes impairment write-downs of depreciable real estate and gains and losses from the disposition of properties and land. FFO does not represent cash generated from operating activities in accordance with GAAP, is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity. The Company generally considers FFO to be a useful measure for reviewing the comparative operating and financial performance of the Company because FFO can help one compare the operating performance of a company's real estate between periods or as compared to different REITs. It should be noted, however, that other real estate companies may define FFO in a different manner.

(2) The Company defines FAD as FFO, as defined above, plus depreciation other and amortization of deferred financing fees less recurring fixed asset additions. Fixed asset additions exclude development, investment, revenue enhancing and non-recurring capital additions. The Company considers FAD to be an appropriate supplemental measure of the performance of an equity REIT because, like FFO, it captures real estate performance by excluding gains or losses from the disposition of properties and land, depreciation on real estate assets and amortization of intangible assets. Unlike FFO, FAD also reflects that recurring capital expenditures are necessary to maintain the associated real estate.

The full text and supplemental financial information of this press release are available on Associated Estates' website at AssociatedEstates.com. To receive a copy of the results by mail or fax, please contact Investor Relations at (800) 440-2372. For more information, access the Investors section of AssociatedEstates.com.